Mail Stop 0407

      							March 15, 2005

Via U.S. Mail and Fax
Mr. Robert B. Wagner
Chief Financial Officer
XETA Technologies, Inc.
1814 W. Tacoma
Broken Arrow, OK 74012-1406

	RE:	XETA Technologies, Inc.
      Form 10-K for the fiscal year ended October 31, 2004
		Filed January 19, 2005

Form 10-Q for the quarter ended January 31, 2005
		File No. 000-16231

Dear Mr. Wagner:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended October 31, 2004

Item  7.  Management`s Discussion and Analysis

Application of Critical Accounting Policies

	Goodwill and Other Long-lived Assets, page 19

1. We note your statement that you conduct your annual goodwill impairment reviews immediately after the completion of the fiscal year. In future filings, clarify the date at which you perform your goodwill impairment test. Is it performed as of the end of each fiscal year or the beginning of the subsequent fiscal year?

2. Tell us how many reporting units you have and how you identified these reporting units under the guidance in SFAS 142.

3. Describe for us in more detail how you determine the fair value of your reporting units in performing the first step of your goodwill impairment test. Tell us why you subtracted bank debt from your net discounted cash flows in arriving at the fair value of the reporting units. Clarify for us how you have defined bank debt and whether this amount includes only principal payments or principal and interest? How have you allocated bank debt to each reporting unit?

Note 1 - Business and Summary of Significant Accounting Policies

	Segment Information, page F-9

4. We note that you have three reportable segments. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Note 8 - Credit Agreements, page F-16

5. We note your statement that, at October 31, 2004, you were either in compliance with the covenants of the credit facility or had received the appropriate waivers from your bank. Clarify this statement and tell us how you applied the guidance in SFAS 78 and EITF 86-30 in determining that classification of the debt as non-current was appropriate.


Note 15 - Contingencies

	Litigation, page F-21

6. You disclose that you have a loss contingency recorded related to the litigation brought about by the Software & Information Industry
Association. Tell us and disclose, in future filings, the amount of the accrued contingency and where it is recorded on your balance sheet. In addition, we note at page 14 that you accrued a contingent liability in 2003 and partially reversed the contingency in 2004. Tell us and disclose the amounts of the original accrual and subsequent reversal.

Item 9A.  Controls and Procedures, page 26

7. We note the conclusions of your CEO and CFO about the effectiveness of the company`s disclosure controls and procedures. As currently drafted, those conclusions do not focus on the entire scope of disclosure controls and procedures, found in Rule 13a-15(e)
under the Securities Exchange Act of 1934. Your statement does not indicate whether your disclosure controls and procedures were effective, as of December 31, 2003, to ensure that material information was communicated to the CEO and CFO "as appropriate to allow timely decisions" about required disclosure. Please supplementally confirm that your disclosure controls and procedures were effective to ensure this. Alternatively, you may simply conclude that the company`s disclosure controls and procedures were effective. This comment is also addressed to your Form 10-Q for the quarter ended January 31, 2005. In addition, please comply with this comment in all future periodic reports.

8. Please note that Item 308(c) requests disclosure of any changes (not just significant changes) in a company`s internal control over financial reporting occurring during the last quarter (not subsequent to the date of the evaluation) that have materially affected (not significantly affected), or are reasonably likely to materially affect, the company`s internal control over financial reporting. Please supplementally confirm that there were no changes in your internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, the company`s internal control over financial reporting. This comment is also addressed to your Form 10-Q for the quarter ended January 31, 2005.
In addition, please comply with this comment in all future periodic reports.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Melissa Hauber, Senior Staff Accountant, at (202) 942-2858 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Robert B. Wagner
XETA Technologies, Inc.
March 15, 2005
Page 4